Union Security Insurance Company
Variable Account D of Union Security Insurance Company
Wells Fargo Passage Variable Annuity

Supplement dated June 23, 2026 to the annual product notice dated May 1, 2026
The following supplements and amends the annual product notice for the above-mentioned contract. Please read this supplement carefully and retain it for future reference. Special terms not defined in this supplement have the same meanings as in the annual product notice.
Effective May 1, 2026, in Appendix A - Investment Options Available Under the Contract:
“Current Expenses” for the following funds are updated:

Fund and Adviser/Subadviser	Current Expenses
DWS CROCI International VIP - Class A Adviser: DWS Investment Management Americas, Inc.	0.79%*
Hartford Disciplined Equity HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.60%

HV-8276